Exhibit 99.1

VisionChina Media to Hold Extraordinary General Meeting of Shareholders on April 24, 2014

BEIJING, April 2, 2014 /PRNewswire/ — VisionChina Media Inc. (“VisionChina” or “the Company”) (Nasdaq: VISN), one of China’s largest out-of-home digital television advertising networks on mass transportation systems, today announced it will hold an extraordinary general meeting of shareholders at the offices of Simpson Thacher & Bartlett, 35/F ICBC Tower, 3 Garden Road, Central, Hong Kong, Hong Kong S.A.R., at 9:30 a.m. Beijing / Hong Kong time on April 24, 2014 (9:30 p.m. ET on April 23, 2014). The Company has fixed the close of business on April 3, 2014 as the record date for the determination of shareholders entitled to notice of, and to vote at, the extraordinary general meeting of shareholders.

The notice of the extraordinary general meeting of shareholders and the proxy statement related to the meeting are available through the investor relations section of the Company’s website.

About VisionChina Media Inc.

VisionChina Media Inc. (Nasdaq: VISN) operates an out-of-home advertising network on mass transportation systems, including buses and subways. As of December 31, 2013, VisionChina Media’s advertising network included 111,163 digital television displays on mass transportation systems in 19 of China’s economically prosperous cities, including Beijing, Guangzhou, and Shenzhen, as secured by exclusive agency agreements or joint venture contract. VisionChina Media has the ability to deliver real-time, location-specific broadcasting, including news, stock quotes, weather and traffic reports, and other entertainment programming. For more information, please visit http://www.visionchina.cn.

For investor and media inquiries, please contact:

In China:

Ms. Shuning Yi
Investor Relations Department
VisionChina Media Inc.
Tel: +86-134-2090-9426
Email: shuning.yi@visionchina.cn

Mr. Colin Wang
Investor Relations Director
VisionChina Media Inc.
Tel: +86-135-1001-0107
Email: colin.wang@visionchina.cn

In the United States:

Mr. Justin Knapp
Ogilvy Financial, U.S.
Tel: +1-616-551-9714
E-mail: visn@ogilvy.com